Exhibit 99.27(a)

CONSOLIDATED
FINANCIAL STATEMENTS
FOR THE YEAR ENDED
FEBRUARY 28, 2014

MANAGEMENT’S REPORT

Responsibility for Financial Information

Virginia Mines management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this Annual Report. These consolidated financial including the accounts of Virginia Mines Inc. and those of its subsidiary have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board and include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly in all material respects.

Virginia Mines’ policy is to maintain systems of internal accounting, and administrative and disclosure controls reinforced by standards of conduct and ethics set out in written policies to provide reasonable assurance that the financial information is relevant, accurate and reliable, and that assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and is composed of independent outside directors. The Committee meets periodically with management and external auditor to review accounting, auditing and internal control matters. These consolidated financial statements have been reviewed and approved by the Board of Directors on the recommendation of the Audit Committee.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., the independent auditor, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The external auditor has full and free access to the Audit Committee.

Internal Control over Financial Reporting

Virginia Mines’ management is responsible for establishing and maintaining adequate internal control over financial reporting. Virginia Mines’ internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Virginia Mines’ internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Virginia Mines’ assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of Virginia Mines; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Virginia Mines’ assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on the evaluation, the management concluded that Virginia Mines’ internal control over financial reporting was effective as of February 28, 2014.

The effectiveness of the Company’s internal control over financial reporting as at February 28, 2014, has been audited by PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., the independent auditor, as stated in its report, which appears herein.

/S/ André Gaumond	/S/ Robin Villeneuve
André Gaumond	Robin Villeneuve
President and CEO	CFO

May 15, 2014

Independent Auditor's Report

To the Shareholders of
Virginia Mines Inc.

We have completed integrated audits of Virginia Mines Inc.'s and its subsidiary's 2014 and 2013 consolidated financial statements and their internal control over financial reporting as at February 28, 2014. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Virginia Mines Inc. and its subsidiary, which comprise the consolidated balance sheets as at February 28, 2014 and February 28, 2013 and the consolidated statements of loss, comprehensive loss, changes in shareholders' equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Place de la Cité, Tour Cominar, 2640 Laurier Boulevard, Suite 1700, Québec, Quebec, Canada G1V 5C2
T: +1 418 522 7001, F: +1 418 522 5663

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Virginia Mines Inc., and its subsidiary as at February 28, 2014 and February 28, 2013 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Virginia Mines Inc.'s and its subsidiary's internal control over financial reporting as at February 28, 2014, based on criteria established in Internal Control – Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's report on Internal Control over Financial Reporting.

Auditor's responsibility
Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.

Definition of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have material effect on the financial statements.

2

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Virginia Mines Inc. and its subsidiary maintained, in all material respects, effective internal control over financial reporting as at February 28, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by COSO.

Québec, Quebec, Canada

1 CPA auditor, CA, public accountancy permit No. A121191

3

Virginia Mines Inc.
Consolidated Balance Sheets

(expressed in Canadian dollars)

	As at February 28,
	2014	2013
	$	$
Assets
Current assets
Cash	8,750,235	4,057,508
Short-term investments (note 5)	36,540,357	37,111,095
Tax credits for mining exploration and commodity taxes receivable (note 6)	2,736,163	2,344,559
Other amounts receivable	39,888	60,296
Prepaid expenses	312,556	122,536
	48,379,199	43,695,994

Non-current assets
Mining properties (note 8)	63,104,594	58,857,272
Royalty interests in mining properties (note 9)	425,763	233,363
Property, plant and equipment (note 10)	658,063	728,977
Deferred tax assets (note 21)	2,311,534	1,298,006

	114,879,153	104,813,612

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 11)	3,546,026	3,966,973
Current portion of deferred lease inducements	9,404	9,404
Current portion of deferred royalties (note 12)	2,860,000	-
	6,415,430	3,976,377

Non-current liabilities
Deferred lease inducements	91,690	101,094
Deferred tax liabilities (note 21)	5,237,595	4,019,246
Deferred royalties (note 12)	2,270,660	4,825,300
Liability related to share exchange rights (note 13)	3,041,640	-
	10,641,585	8,945,640

Shareholders' Equity
Share capital (note 14)	136,061,154	130,396,873
Stock options (note 15)	6,692,514	7,523,608
Contributed surplus	492,005	480,819
Deficit	(50,932,453)	(48,039,245)
Accumulated other comprehensive income	3,360,802	1,529,540
	95,674,022	91,891,595
Non-controlling interest (note 16)	2,148,116	-
	97,822,138	91,891,595
	114,879,153	104,813,612

Commitments (note 24)
Subsequent events (note 25)

The accompanying notes are an integral part of these consolidated financial statements.

(1)

Approved by the Board of Directors

(s) André Gaumond, Director	(s) André Lemire, Director

Virginia Mines Inc.
Consolidated Statements of Loss

(expressed in Canadian dollars)

	Years Ended February 28,
	2014	2013
	$	$
Expenses
Salaries	1,179,188	1,137,656
Professional and maintenance fees	744,589	408,471
General administrative expenses (note 18)	724,688	930,932
Stock-based compensation (note 15)	-	1,523,101
Interest expense on liability related to share exchange rights (note 13)	17,822	-
Depreciation of property, plant and equipment	101,280	91,667
General exploration costs (note 19)	1,000,135	1,014,454
Grants, credit on duties refundable for loss and refundable tax credit for resources	-	(42,556)
Cost of mining properties abandoned or written off (note 8)	3,511,843	1,862,390
	7,279,545	6,926,115

Other income (expenses)
Dividends	244,394	247,641
Interest	741,241	886,580
Fees invoiced to partners	165,518	475,770
Option payments received in excess of cost of mining properties	1,250	10,000
Loss on sale of mining property	-	(5,722)
Gain (loss) on sale of available-for-sale investments	168,957	(18,938)
Gain on investments held for trading	604,628	-
Loss on investments designated as held for trading	(1,755)	(11,704)
Other than temporary write-down on available-for-sale investments	(341,750)	-
	1,582,483	1,583,627

Loss before income taxes	(5,697,062)	(5,342,488)
Deferred tax recovery (note 21)	3,125,788	2,439,671
Net loss	(2,571,274)	(2,902,817)

Net loss for the year attributable to:
Shareholders of the parent	(2,568,922)	(2,902,817)
Non-controlling interest	(2,352)	-

Per share (note 22)

Basic net loss	(0.078)	(0.090)
Diluted net loss	(0.078)	(0.090)

The accompanying notes are an integral part of these consolidated financial statements.

(2)

Virginia Mines Inc.
Consolidated Statements of Comprehensive Loss

(expressed in Canadian dollars)

	Years Ended February 28,
	2014	2013
	$	$
Net loss	(2,571,274)	(2,902,817)

Other comprehensive income (loss)
Items that may be reclassified subsequently to net loss
Unrealized gain (loss) on available-for-sale investments, net of related income tax expense of $260,439 (income tax recovery of $12,092 in 2013)	1,675,914	(77,814)
Reclassification of other-than-temporary declines in value on available-for-sale investments, net of income taxes of $46,866 (nil in 2013)	301,580	-
Reclassification of loss (gains) on available-for-sale investments realized upon sale, net of income tax expense of $22,725 (income tax recovery of $2,547 in 2013)	(146,232)	16,391
	1,831,262	(61,423)

Comprehensive loss	(740,012)	(2,964,240)

Comprehensive loss for the year attributable to:
Shareholders of the parent	(737,660)	(2,964,240)
Non-controlling interest	(2,352)	-

The accompanying notes are an integral part of these consolidated financial statements.

(3)

Virginia Mines Inc.
Consolidated Statements of Changes in Shareholders' Equity

(expressed in Canadian dollars)

					Accumulated
					other
			Contributed		comprehensive		Non-controlling
	Share capital	Stock options	surplus	Deficit	income	Total	interest	Total
	$	$	$	$	$	$	$	$

Balance as at March 1, 2013	130,396,873	7,523,608	480,819	(48,039,245)	1,529,540	91,891,595	-	91,891,595
Net loss	-	-	-	(2,568,922)	-	(2,568,922)	(2,352)	(2,571,274)
Unrealized gain on available-for-sale investments, net of related income taxes	-	-	-	-	1,675,914	1,675,914	-	1,675,914
Reclassification of other-than-temporary declines in value on available-for-sale investments, net of related income taxes	-	-	-	-	301,580	301,580	-	301,580
Reclassification of gains on available-for-sale investments realized upon sale, net of related income taxes	-	-	-	-	(146,232)	(146,232)	-	(146,232)
Comprehensive loss for the year	-	-	-	(2,568,922)	1,831,262	(737,660)	(2,352)	(740,012)

Stock options exercised	2,313,082	(819,908)	-	-	-	1,493,174	-	1,493,174
Stock options cancelled	-	(11,186)	11,186	-	-	-	-	-
Issuance of shares for acquisition of mining property	49,851	-	-	-	-	49,851	-	49,851
Issuance of shares for cash consideration	3,284,820	-	-	-	-	3,284,820	-	3,284,820
Issuance of shares for acquisition of royalty interest in mining property	192,400	-	-	-	-	192,400	-	192,400
Investment in the subsidiary by non- controlling interest, net of share issue expenses	-	-	-	-	-	-	4,850,000	4,850,000
Gain on dilution in the subsidiary	-	-	-	2,699,532	-	2,699,532	(2,699,532)	-
Liability related to share exchange rights	-	-	-	(3,023,818)	-	(3,023,818)	-	(3,023,818)
Share issue expenses	(175,872)	-	-	-	-	(175,872)	-	(175,872)

Balance as at February 28, 2014	136,061,154	6,692,514	492,005	(50,932,453)	3,360,802	95,674,022	2,148,116	97,822,138

						Accumulated
						other
				Contributed		comprehensive
	Share capital	Warrants	Stock options	surplus	Deficit	income	Total
	$	$	$	$	$	$	$

Balance as at March 1, 2012	124,688,911	14,358	6,625,705	385,549	(45,136,428)	1,590,963	88,169,058
Net loss	-	-	-	-	(2,902,817)	-	(2,902,817)
Unrealized loss on available-for-sale investments, net of related income taxes	-	-	-	-	-	(77,814)	(77,814)
Reclassification of loss on available-for-sale investments realized upon sale, net of related income taxes	-	-	-	-	-	16,391	16,391
Comprehensive loss for the year	-	-	-	-	(2,902,817)	(61,423)	(2,964,240)

Stock-based compensation	-	-	1,523,101	-	-	-	1,523,101
Stock options exercised	1,452,309	-	(544,286)	-	-	-	908,023
Stock options cancelled	-	-	(80,912)	80,912	-	-	-
Warrants expired	-	(14,358)	-	14,358	-	-	-
Issuance of shares for acquisition of mining properties	75,345	-	-	-	-	-	75,345
Issuance of shares for cash consideration	4,314,145	-	-	-	-	-	4,314,145
Share issue expenses	(133,837)	-	-	-	-	-	(133,837)
Balance as at February 28, 2013	130,396,873	-	7,523,608	480,819	(48,039,245)	1,529,540	91,891,595

The accompanying notes are an integral part of these consolidated financial statements.

(4)

Virginia Mines Inc.
Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

	Years Ended February 28,
	2014	2013
	$	$
Cash flows used in operating activities
Net loss	(2,571,274)	(2,902,817)
Adjustments for :
Deferred tax recovery	(3,125,788)	(2,439,671)
Other than temporary write-down on available-for-sale investments	341,750	-
Loss on investments designated as held for trading	1,755	11,704
Gain on investments held for trading	(604,628)	-
Loss (gain) on sale of available-for-sale investments	(168,957)	18,938
Loss on sale of mining property	-	5,722
Option payments received in excess of cost of mining properties	(1,250)	(10,000)
Cost of mining properties abandoned or written off	3,511,843	1,862,390
Depreciation of property, plant and equipment	101,280	91,667
Interest expense on liability related to share exchange rights	17,822	-
Stock-based compensation	-	1,523,101
Amortization of deferred lease inducements	(9,404)	(2,351)
	(2,506,851)	(1,841,317)

Variation in deferred royalties	305,360	1,195,620

Changes in items of working capital (note 20a)	533,516	(2,892,766)
	(1,667,975)	(3,538,463)

Cash flows from financing activities
Issuance of common shares, net of share issue expenses	7,091,131	7,882,040
Contribution of non-controlling shareholders, net of share issue expenses	4,850,000	-
	11,941,131	7,882,040

Cash flows used in investing activities
Acquisition of short-term investments	(13,395,320)	(19,539,072)
Disposition of short-term investments	16,439,123	21,804,230
Acquisition of mining properties and capitalized exploration costs	(8,732,105)	(14,522,696)
Change in credit on duties refundable for loss and refundable tax credit related to exploration costs	128,173	2,280,092
Acquisition of property, plant and equipment	(60,300)	(509,973)
Option payments received	40,000	70,000
Acquisition of royalty interest in mining property	-	(233,363)
	(5,580,429)	(10,650,782)

Net change in cash	4,692,727	(6,307,205)
Cash - Beginning of year	4,057,508	10,364,713
Cash - End of year	8,750,235	4,057,508

Interest received	792,757	820,636
Dividends received	244,394	247,641

Supplemental information (note 20b)

The accompanying notes are an integral part of these consolidated financial statements.

(5)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

1	General information

Virginia Mines Inc. (the "Company") incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to continue the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The address of its registered office is 300 St-Paul st., Suite 200, Quebec City, Quebec, Canada.

2	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as defined in the Chartered Professional Accountants of Canada Handbook and adapted by the International Accounting Standards Board ("IASB"). These consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for financial instruments categorized at fair value through profit or loss and available-for-sale.

These consolidated financial statements were approved by the Board of Directors for issue on May 15, 2014.

Consolidation

The consolidated financial statements include the accounts of the Company and those of its subsidiary owned at 89.8%, Mines Coulon Inc. ("Mines Coulon"). The Company controls an entity when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns, through its power over the entity. Mines Coulon is fully consolidated from the date on which control is obtained by the Company and is deconsolidated from the date that control ceases. All intercompany accounts and transactions are eliminated.

Non-controlling interest represents an equity interest in a subsidiary owned by an outside party. The share of net assets of the subsidiary attributable to the non-controlling interest is presented as a component of equity. Its share of net loss and comprehensive loss is recognized directly in equity. Changes in the Company’s ownership interest in the subsidiary that do not result in a loss of control are accounted for as equity transactions.

3	Summary of significant accounting policies

The significant accounting policies described below have been applied consistently to all years presented in these annual consolidated financial statements.

Cash

Cash includes cash on hand and balances with banks.

Short-term investments

Short-term investments consist of bonds, warrants, trust units, convertible debentures and investments in public companies. Purchases and sales of short-term investments are recognized in the consolidated financial statements on the trade date.

(6)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provision of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

The standards require that financial assets and financial liabilities, including derivative financial instruments, be initially measured at fair value. Subsequent to initial recognition, financial assets and financial liabilities are measured based on their classification: at fair value through profit or loss, available-for-sale investments, loans and receivables or financial liabilities at amortized cost.

•

At fair value through profit or loss – Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short -term or if so designated by management. Assets in this category principally include embedded derivatives and derivatives which do not qualify for hedge accounting.

Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statements of loss. Gains and losses arising from changes in fair value are presented in the consolidated statements of loss in the period in which they arise.

Financial instruments in this category are included in non-current assets unless the investments mature within 12 months or management intends to dispose of them within 12 months.

Financial assets designated as at fair value through profit or loss at inception are those that are managed and whose performance is evaluated on a fair value basis.

The Company's financial assets at fair value through profit or loss comprise warrants and convertible debentures. The Company has designated its convertible debentures as held for trading.

•

Available for sale – Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories. Financial assets classified as available for sale are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Unrealized gains and losses are recognized directly in other comprehensive income (loss), except for significant or prolonged decline in value, which are recognized in the consolidated statements of loss. Upon derecognition of the financial asset, the accumulated gains or losses previously recognized in accumulated other comprehensive income are reclassified to the consolidated statements of loss.

Available-for-sale investments are included in non-current assets unless the investments mature within 12 months or management intends to dispose of them within 12 months.

The Company’s available-for-sale assets comprise bonds, trust units and investments in public companies.

•

Loans and receivables – Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Financial assets classified as loans and receivables are recognized initially at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, they are measured at amortized cost using the effective interest method less a provision for impairment. They are included in current assets except for those with maturities greater than 12 months after the reporting period, which would be classified as non-current assets.

The Company's loans and receivables include cash and other amounts receivable in the consolidated balance sheet.

(7)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

•

Financial liabilities at amortized cost – Financial liabilities include accounts payable and accrued liabilities and are initially recognized at the amount required to be paid less, when material, a discount to reduce the payable to fair value. Subsequently, they are measured at amortized cost using the effective interest method, which corresponds to par value due to their short-term maturity. They are included in current liabilities if payment is due within 12 months. Otherwise, they are presented as non-current liabilities.

Financial liabilities at amortized cost include the liability related to share exchange rights, which represents a put option held by the non-controlling shareholders in Mine Coulon. At any time, until October 20, 2017, the non-controlling shareholders have the option to convert their shares of Mines Coulon into a variable number of common shares of the Company corresponding to 75% of the cost of their investment, based on the fair market value of the Company’s shares at the time of conversion. The number of common shares of the Company to be issued in respect of this put option cannot exceed 25% of the total number of the Company’s common shares issued. The put option is measured initially at the present value of the redemption amount of the option. The financial liability is remeasured at each reporting period at amortized cost using the effective interest method with any differences recognized as interest expense in the consolidated statements of loss.

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

a)

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

b)

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the consolidated statements of loss. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to the consolidated statements of loss.

Impairment losses on financial assets carried at amortized cost and available-for-sale debt securities are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses on available-for-sale equity instruments are not reversed.

Property, plant and equipment and depreciation

Property, plant and equipment are recorded at cost less accumulated depreciation and impairment, and are depreciated using the straight-line method to reduce the carrying amounts to estimated residual values of the assets. Cost includes expenditures that are directly attributable to the acquisition of the assets. Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

The major categories of property, plant and equipment are depreciated as follows:

Period
Office furniture	5 to 10 years
Computer equipment	5 years
Field equipment	7 years
Leasehold improvements	12 years

(8)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

Impairment of property, plant and equipment

Property, plant and equipment are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units – "CGUs"). The recoverable amount is the higher of an asset's fair value less costs to dispose and value in use (being the present value of the expected future cash flows of the relevant assets of the CGU). An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

The Company evaluates impairment losses for potential reversals when events or circumstances require such consideration.

Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are recognized in the consolidated statements of loss on a straight-line basis over the period of the lease.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as deferred lease inducements. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis over the term of the related lease.

Mining properties

The Company records its acquisition of interests in mining properties and areas of geological interest at cost less option payments received and other recoveries. These acquisition costs are recognized as intangible assets. Exploration costs related to these interests and projects are capitalized on the basis of specific claim blocks or areas of geological interest until the mining properties to which they relate are placed into production, sold or abandoned. These exploration costs are recognized as tangible assets. Management reviews for impairment the carrying amount of mining properties on a regular basis. These costs will be amortized over the estimated recoverable resources in the current mine plan using a unit of production basis or written off if the mining properties are sold or projects are abandoned. General exploration costs not related to specific mining properties are expensed as incurred.

Although management has taken actions to verify the ownership rights for mining properties in which the Company owns an interest in accordance with industry standards for the current exploration phase of these properties, these procedures give no assurance to the Company as to title. The title of property may be subject to unrecognized prior agreements and not compliant with regulatory requirements.

Mining properties are reviewed for impairment at each reporting date whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the mining property carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the mining property's fair value less costs to dispose and value in use. Value in use is determined using discounted estimated future cash inflows. Impairment losses are recognized in the consolidated statements of loss under caption Cost of mining properties abandoned or written off. For the purpose of assessing impairment, mining properties are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Impairments are reviewed for potential reversals at each reporting date. Impairment can be reversed but is limited to the carrying amount that would have been determined net of depreciation, as if no impairment to the carrying amount would have been recognized.

Royalty interests in mining properties

Royalty interests in mining properties include the acquired royalties interests in exploration and developement stage mineral properties. The royalty interests are recorded initially at their cost, capitalized as tangible assets and are being amortized using the units of production method over the expected life of the mining properties, which is determined using available estimates of proven and probable reserves.

(9)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

Joint arrangements

The Company conducts exploration on some mining properties through joint operations where the joint arrangement participants are bound by a contractual agreement establishing joint control over the assets of the joint arrangement. As for joint operations, each party recognizes its rights to the assets, liabilities, revenues and expenses of the arrangement.

Provisions

Provisions for environmental restoration, restructuring costs and legal claims, where applicable, are recognized when: (i) the Company has a present legal or constructive obligation as a result of past events; (ii) it is more likely than not that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated.

Provisions are measured at management's best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. The increase in the provision due to passage of time is recognized as interest expense. Changes in assumptions or estimates are reflected in the period in which they occur.

Provision for environmental restoration represents the legal and constructive obligations associated with the eventual closure of the Company's property, plant and equipment. These obligations consist of costs associated with reclamation and monitoring of activities and the removal of tangible assets. The discount rate used is based on a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, excluding the risks for which future cash flow estimates have already been adjusted.

The Company had no material provisions as at February 28, 2014 and 2013.

Credit on duties refundable for loss and refundable tax credit for resources

The Company is entitled to a credit on duties refundable for loss of 8% under the Mining Duties Act and a refundable tax credit for resources which may reach 38.75% under the Quebec Income Tax Act. Those credits are calculated on qualified exploration expenditures incurred.

Those credits are accounted for using the cost reduction method. Accordingly they are recorded as a reduction of the related expenses or capital expenditures in the year the expenses are incurred provided there is reasonable assurance that the Company has complied with all the conditions related to those credits and that those credits will be received.

Flow-through shares

The Company finances some exploration expenditures through the issuance of flow-through shares. The resource expenditure deductions for income tax purposes are renounced to investors in accordance with the appropriate income tax legislation. The difference between the quoted price of the common shares and the amount the investors pay for the shares (the "premium"), measured in accordance with the residual value method, is recognized as a liability which is reversed into the consolidated statements of loss as a deferred tax recovery when eligible expenditures have been made. The Company recognizes a deferred tax liability for the expenses renounced and a deferred tax expense at the moment the eligible expenditures are made.

(10)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

Income taxes

The Company provides for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on deductible or taxable temporary differences between the carrying amount and tax bases of assets and liabilities using enacted or substantively enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are presented as non-current and are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred tax assets and liabilities levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Basic and diluted earnings per share

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year.

Diluted earnings per share are calculated using the weighted average number of common shares outstanding during the year, plus the effects of dilutive potential common shares outstanding during the year.

The calculation of diluted earnings per share is made using the treasury stock method, as if all dilutive potential shares had been issued at the later of the beginning of the year or the date of issuance, as the case may be, and as if the funds obtained thereby had been used to purchase common shares of the Company at the average quoted market value of the participating shares during the year.

Stock-based compensation plan

The Company has established a stock-based compensation plan, which is described in note 15. The Company accounts for compensation costs for all forms of stock-based compensation awarded to employees and non-employees, including stock options at fair value, using a fair value-based method.

Fair value is measured on the date of grant. The fair value of options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. On the date of grant, the fair value of stock options is recognized as an expense under caption Stock-based compensation as stock vest immediately, if any. Upon the exercise of stock options, any consideration received from plan members is credited to share capital and the fair value of the exercised stock options is reclassified from Stock options to Share capital.

Foreign currency transactions

Transactions denominated in foreign currencies are translated into Canadian dollars as follows: monetary assets and liabilities are translated at the exchange rate in effect at the reporting date and revenues and expenses are translated at the average exchange rate for the year. Non-monetary assets and liabilities are translated at historical rates. The Company's functional currency is the Canadian dollar. All foreign exchange gains and losses are recognized in the consolidated statements of loss.

Revenue recognition

Interest on short-term investments, calculated using the effective interest method, is recognized in the consolidated statements of loss as part of interest income on an accrual basis.

Dividends on short-term investments are recognized in the consolidated statements of loss as part of dividends when the Company's right to receive the payment is established.

(11)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

The fees invoiced to partners are recognized when the services are provided as project operator based on a percentage of exploration costs incurred.

Deferred royalties will be recognized into income once the Éléonore mine will go into production, on the basis that the production royalties will initially be paid out of these advance payments received by the Company.

Segment reporting

The Company currently operates in one business segment, being the acquisition and the exploration of mining properties. All of the Company's mining properties are located in Quebec, Canada.

New accounting standards and interpretations adopted during the year

The Company has adopted the following new and revised standards, along with any consequential amendments, effective March 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IAS 1, Presentation of Financial Statements, (“IAS 1”)

The Company has adopted the amendments to IAS 1 effective March 1, 2013. These amendments required the Company to group other comprehensive income (loss) items based on whether or not they may be reclassified to net earnings in the future. These changes did not result in any adjustments to other comprehensive income (loss) or comprehensive income (loss).

IFRS 10, Consolidated Financial Statements, (“IFRS 10”)

IFRS 10 replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The adoption of IFRS 10 did not affect the Company's consolidated financial statements.

IFRS 11, Joint Arrangements, (“IFRS 11”)

IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). We conducted a review of our working interests and determined that the adoption of IFRS 11 did not result in any changes to the accounting treatment of these working interests.

IFRS 12, Disclosure of Interests in Other Entities, (“IFRS 12”)

IFRS 12 establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosures that address the nature of, and risks associated with, an entity’s interests in other entities. The standard includes disclosure requirements for entities covered under IFRS 10 and IFRS 11. The Company has incorporated the required disclosures within the consolidated financial statements.

IFRS 13, Fair Value Measurement, (“IFRS 13”)

IFRS 13 provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on March 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at March 1, 2013.

(12)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

New accounting standards not yet adopted

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than January 1, 2013. Many of these updates are not relevant to the Company and are therefore not discussed herein.

IFRS 9, Financial Instruments (“IFRS 9”)

In November 2009 and October 2010, the IASB issued the first phase of IFRS 9, Financial Instruments. In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9. The new standard removes the January 1, 2015 effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized. This standard is part of a wider project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management. The mandatory effective date is not yet determined; however, early adoption of the new standard is still permitted. The Company does not intend to early adopt IFRS 9 in its consolidated financial statements for the annual period beginning March 1, 2014. The extent of the impact of adoption of IFRS 9 has not yet been determined.

IFRIC 21, Levies (“IFRIC 21”)

In May 2013, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The Company will adopt IFRIC 21 in its consolidated financial statements for the annual period beginning March 1, 2014. The extent of the impact of adoption of IFRIC 21 has not yet been determined.

4	Critical accounting estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These judgments, estimates and assumptions are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(13)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

a) Critical accounting estimates and assumptions

Critical accounting estimates and assumptions are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustments. The following discusses the most significant accounting estimates and assumptions that the Company has made in the preparation of the consolidated financial statements.

Mining properties

The Company’s evaluation of the recoverable amount with respect to the mining properties is based on numerous assumptions including long-term commodity prices, future capital requirements, exploration potential and operations performance and may differ significantly from actual values. The recoverable amounts are based, in part, on certain factors that may be partially or totally outside of the Company’s control. This evaluation involves a comparison of the estimated recoverable amounts of mining properties to carrying values. Assets are reviewed for an indication of impairment at each reporting date and when there are indicators of impairment. This determination requires significant judgment. Factors which could trigger an impairment review include, but are not limited to, interruptions in exploration activities and significant negative industry or economic trends.

Stock-based payments

The Company makes certain estimates and assumptions when calculating the fair values of stock options granted. The significant assumptions used include estimates of expected volatility, expected life and expected risk-free rate of return. The expected life is estimated using historical data and current expectations. The expected volatility is estimated using the historical volatility of the Company's stock over the same period as the expected life. Assumptions used to calculate the fair value are described in note 15.

Deferred tax assets and liabilities

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The determination of the ability of the Company to utilize tax losses carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Liability related to share exchange rights

Estimates and assumptions used to calculate the value of the liability related to share exchange rights include the interest rate used to discount the amount of redemption (6%) and the estimated period of time over which the put option could be exercised by the non-controlling shareholders (October 20, 2017).

Deferred royalties

The Company makes certain estimates and assumptions for calculating the current portion of the deferred royalties. The significant assumptions used include gold price estimates ($1,300) and gold production estimates from Goldcorp inc.'s (“Goldcorp”) public information.

(14)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

b) Critical judgments in applying the entity's accounting policies

Short-term investments

At each reporting date, the Company assesses whether there is objective evidence that a financial asset (other than a financial asset classified as fair value through profit or loss) is impaired. Objective evidence of an impairment loss includes: i) significant financial difficulty of the obligor; ii) delinquencies in interest or principal payments; iii) increased probability that the borrower will enter bankruptcy or other financial reorganization; and iv) in the case of equity securities, a significant or prolonged decline in the fair value of the security below its cost. Assumptions used to calculate the fair value are described in note 7b.

Liability related to share exchange rights

The put option is classified as a financial liability using the present-access method. Under this method, non-controlling interests continue to be recognized because the non-controlling shareholders still have present access to the returns associated with the underlying ownership interests; therefore, the debit entry is posted to deficit.

5	Short-term investments

a) Allocation of investments by instrument

Short-term investments available for sale

	As at February 28,
	2014	2013
	$	$
Bonds
Federal	2,104,084	1,577,956
Paragovernmental	3,414,847	4,276,085
Municipal	20,693,022	25,280,833
Companies	314,630	319,558
Financial institutions	1,105,523	126,820

	27,632,106	31,581,252

Preferred shares	1,234,824	1,310,580
Common shares	6,849,754	3,293,815
Trust units	-	794,500

Total	35,716,684	36,980,147

Short-term investments designated as held for trading

	As at February 28,
	2014	2013
	$	$

Convertible debentures	-	130,948

(15)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

Short-term investments held for trading

	As at February 28,
	2014	2013
	$	$

Warrants	823,673	-

Total short-term investments	36,540,357	37,111,095

b) Allocation of bonds and convertible debentures by maturity date

Bonds maturity

	Less than	From 1 to	More than
	1 year	5 years	5 years	Total
	$	$	$	$

As at February 28, 2014	9,345,829	15,381,423	2,904,854	27,632,106

As at February 28, 2013	6,982,772	16,866,500	7,731,980	31,581,252

Convertible debentures maturity

	Less than	From 1 to	More than
	1 year	5 years	5 years	Total
	$	$	$	$

As at February 28, 2013	51,772	79,176	-	130,948

c) Interest rate
The bonds bear interest at fixed rates ranging from 1.40% to 7.75% (from 1.50% to 7.75% as at February 28, 2013).

6	Tax credits for mining exploration and commodity taxes receivable

	As at February 28,
	2014	2013
	$	$
Refundable tax credit for resources	2,070,899	1,384,707
Credit on duties refundable for loss	265,268	306,671
Commodity taxes receivable	399,996	653,181
	2,736,163	2,344,559

(16)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

7	Financial instruments and fair value measurement

a) Financial instruments

The classification of financial instruments as at February 28, 2014 and 2013 is summarized as follows:

					As at February 28, 2014
					Carrying value	Fair value
				Financial
	At fair value			liabilities at
	through profit	Available-	Loans and	amortized
	or loss	for-sale	receivables	cost	Total	Total
	$	$	$	$	$	$
Financial assets
Cash	-	-	8,750,235	-	8,750,235	8,750,235
Short-term investments	823,673	35,716,684	-	-	36,540,357	36,540,357
Other amounts receivable	-	-	39,888	-	39,888	39,888
	823,673	35,716,684	8,790,123	-	45,330,480	45,330,480

Financial liabilities
Accounts payable and accrued liabilities	-	-	-	3,312,366	3,312,366	3,312,366
Liability related to share exchange rights	-	-	-	3,041,640	3,041,640	3,041,640
	-	-	-	6,354,006	6,354,006	6,354,006

					As at February 28, 2013
					Carrying value	Fair value
				Financial
	At fair value			liabilities at
	through profit	Available-	Loans and	amortized
	or loss	for-sale	receivables	cost	Total	Total
	$	$	$	$	$	$
Financial assets
Cash	-	-	4,057,508	-	4,057,508	4,057,508
Short-term investments	130,948	36,980,147	-	-	37,111,095	37,111,095
Other amounts receivable	-	-	60,296	-	60,296	60,296
	130,948	36,980,147	4,117,804	-	41,228,899	41,228,899

Financial liabilities
Accounts payable and accrued liabilities	-	-	-	3,304,417	3,304,417	3,304,417

The Company's financial assets at fair value through profit or loss comprise convertible debentures and warrants. The available-for-sale assets comprise bonds, trust units and investments in public companies (shares).

Cash, other amounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying value approximates their fair value due to their short-term maturity.

(17)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

b) Fair value measurement

Financial instruments recorded at fair value on the consolidated balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – valuation based on quoted prices observed in active markets for identical assets or liabilities.

Level 2 – valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

As at February 28, 2014, the classification of the Company's financial instruments, recorded at fair value on a recurring basis, was as follows:

	As at February 28, 2014
	Level 1	Level 2	Level 3
	$	$	$
Financial assets
Shares	7,806,994	277,584	-
Bonds	-	27,632,106	-
Warrants	-	823,673	-
	7,806,994	28,733,363	-

	As at February 28, 2013
	Level 1	Level 2	Level 3
	$	$	$
Financial assets
Shares and trust units	5,398,895	-	-
Bonds and convertible debentures	-	31,712,200	-
	5,398,895	31,712,200	-

On November 30, 2013, the Company transferred from level 2 to level 1 an amount of $1,428,749 of common shares that were no longer on a sale period restriction.

No other transfer attributable to changes in the observability of market data was made among the fair value measurement hierarchy levels during the years ended February 28, 2014 and 2013.

(18)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

The valuation techniques that are used to measure fair value are as follows:

i) Financial instruments in level 1

The fair value of shares and trust units is established using the bid price on the most beneficial active market for these instruments that is readily available to the Company. When a bid price is not available, the Company uses the closing price of the most recent transaction on such instrument. If the instrument is on a sale period restriction, the fair value is discounted and the instrument is classified in level 2.

ii) Financial instruments in level 2

The fair value of warrants is established through the use of the Black & Scholes pricing model, which uses share price inputs and volatility measurements. If the instrument is on a sale period restriction, the fair value is discounted.

The fair value of bonds and convertible debentures is valued at the bid price using independent pricing services or dealer prices.

c) Financial risks

The Company has exposure to various financial risks, such as credit risk, liquidity risk and market risk from its use of financial instruments.

Credit risk

Credit risk associated with cash and short-term investments arises mainly from the possibility that the issuer of securities may be unable to fulfill payment obligations. The Company minimizes its exposure to issuer risk by investing only in products having a high quality investment-grade rating. In addition, the Company attempts to minimize its risks by entering into agreements only with Canadian institutions with strong credit rating and their subsidiaries. Exposure to these risks is closely monitored and maintained within the limits stated in the investment policy of the Company, which is revised regularly.

Credit risk associated with other amounts receivable arises from the possibility that the Company's partners may not be able to repay their debts. These receivables result from exploration work carried out on projects in partnership with other mining companies. The Company considers that the credit risk related to amounts receivable from such partnerships is minimal, because the Company usually signs agreements with major mining companies.

The maximum exposure to credit risk for cash and short-term investments approximates the amount recognized on the consolidated balance sheet. The Company does not hold any collateral as security.

Liquidity risk

Liquidity risk is the risk that the Company may be unable to fulfill its financial obligations related to financial liabilities. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidities to meet liabilities when due. As at February 28, 2014, the Company had a cash balance of $8,750,235 ($4,057,508 as at February 28, 2013) to settle current liabilities of $3,312,366 ($3,304,417 as at February 28, 2013). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

(19)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes interest rate risk, currency risk and other price risks such as equity risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes to market interest rates. The Company's current policy is to invest excess cash principally in bonds and/or in interest-bearing accounts of Canadian banks and their subsidiaries.

Changes in fair value of available-for-sale bonds are recorded in Other comprehensive income (loss). For the Company’s available-for-sale bonds, a variation of ± 1% of interest rates as at February 28, 2014, would result in an estimated after-tax effect in Other comprehensive income (loss) of $549,000 ($930,000 for the year ended February 28, 2013).

Foreign exchange risk

The Company's functional currency is the Canadian dollar and most of its purchases are made in Canadian dollars. From April 1, 2009, through May 1, 2013, the Company received monthly advance payments of US$100,000 for a total of US$5,000,000 (see note 12). The Company holds foreign currency in a chartered Canadian bank account as at February 28, 2014, but the risk is minimized because the balance of the bank account is not significant for the Company. As a result, the Company's exposure to foreign exchange risk is minimal.

Equity risk

Equity risk is the risk that the fair value of a financial instrument varies due to equity market changes. An investment policy is in place and its application is monitored by the Board of Directors on a quarterly basis.

Changes in fair value of available-for-sale shares are recorded in Other comprehensive income (loss). A variation of ± 10% of the quoted market prices as at February 28, 2014, would result in an estimated after-tax effect in Other comprehensive income (loss) of $700,000 ($467,000 for the year ended February 28, 2013).

Changes in fair value of warrants at fair value through profit or loss are recorded in the consolidated statements of loss. A variation of ± 10% in market prices as at February 28, 2014, would result in a maximal estimated after-tax effect in the consolidated statements of loss of $101,000 (nil for the year ended February 28, 2013).

d) Other information

As at February 28, 2014, gross unrealized losses on available-for-sale securities totalled $165,143 ($67,937 as at February 28, 2013). Of this sum, an amount of $55,281 ($16,308 as at February 28, 2013) is related to bonds and results from changes in market interest rates and not to deterioration in the creditworthiness of issuers. The balance of $109,862 ($51,629 as at February 28, 2013) related to common shares is mainly explained by fluctuations of prices in the market. The Company has the ability and intent to hold these securities for a period of time sufficient to allow for recovery in fair value. It assesses that the gross unrealized losses are not significant or prolonged.

The total interest income for financial assets that are not classified as at fair value through profit or loss is $677,000 ($798,000 for the year ended February 28, 2013).

(20)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

8	Mining properties

Reconciliation of mining properties

		Acquisition cost
	Exploration	Mining
	costs	properties	Claims	Total
	$	$	$	$
Balance as at March 1, 2012	35,681,128	8,880,623	3,398,593	47,960,344

Costs incurred	13,491,183	137,288	720,878	14,349,349
Mining properties under option	(36,455)	(22,031)	(1,514)	(60,000)
Mining properties abandoned, written off or sold	(1,618,576)	(60,597)	(188,939)	(1,868,112)
Credit on duties refundable for loss and refundable tax credit for resources	(1,524,309)	-	-	(1,524,309)

Balance as at February 28, 2013	45,992,971	8,935,283	3,929,018	58,857,272

Costs incurred	7,960,313	51,323	437,808	8,449,444
Mining properties under option	(10,464)	(29,375)	(161)	(40,000)
Mining properties abandoned or written off	(2,026,468)	(1,196,614)	(288,761)	(3,511,843)
Credit on duties refundable for loss and refundable tax credit for resources	(772,962)	-	-	(772,962)
Non-refundable tax adjustment	122,683	-	-	122,683

Balance as at February 28, 2014	51,266,073	7,760,617	4,077,904	63,104,594

a) On April 26, 2007, IAMGOLD Corporation ("IAMGOLD") granted the Company the option to acquire a 100% interest in the Anatacau property for a consideration consisting of $25,000 in cash and exploration work totalling $3,000,000 to be carried out no later than December 31, 2015. As at February 28, 2014, the Company made a cash payment of $25,000 and spent $2,609,654 on exploration work.

b) On March 7, 2011, the Company entered into an agreement with Anglo American Exploration (Canada) Ltd. ("AAEC"), whereby the Company has transferred to AAEC a 50% interest in the mining claims of the Baie Payne property. AAEC must fund an aggregate of $4,000,000 in expenditures over a six-year period to maintain its 50% interest in the Baie Payne property. In August 2012, AAEC reach the $4,000,000 in exploration expenditures in the Baie Payne property. Based on the initial agreement with the Company, the exploration expenses were on a 50% - 50% basis between AAEC and the Company. On March 12, 2013, the Company elected not to participate in the 2013 campaign and consequently, its participation has been diluted.

(21)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

c) On April 18, 2011, Arianne Phosphate Inc. ("Arianne") granted the Company the option to acquire a 50% interest in the Opinaca property for a consideration consisting of the issuance of 26,330 shares of the Company and exploration work totalling $878,000 to be carried out no later than April 18, 2016. As at February 28, 2014, the Company issued 26,330 shares to Arianne and spent $266,789 on exploration work.

d) On June 8, 2011, the Company entered into an agreement with KGHM International Ltd. ("KGHM") on the Lac Gayot property. As per the agreement, KGHM has the option to acquire a 50% interest in the Lac Gayot property, in consideration of payments totalling $100,000 and $10,000,000 in exploration work to be carried out over a nine-year period. As at February 28, 2014, KGHM made a cash payment of $100,000 and spent $3,314,713 on exploration work.

e) On November 23, 2011, the Company entered into an agreement with AAEC, whereby the Company has transferred to AAEC a 50% interest in the mining claims of the Ashuanipi property. AAEC must fund an aggregate of $5,000,000 in expenditures over a five-year period to maintain its 50% interest in the Ashuanipi property. As at February 28, 2014, AAEC spent $3,391,102 on exploration work.

f) On April 12, 2012, the Company entered into an agreement with Komet Manufacturers Inc. ("Komet") on the FCI property. As per the agreement, Komet has the option to acquire a 50% interest in the FCI property, in consideration of the issuance of 25,000 shares of Komet and $4,000,000 in exploration work to be carried out over a six-year period. As at February 28, 2014, Komet issued 25,000 shares and spent $378,937 on exploration work.

g) On June 28, 2013, the Company signed a strategic alliance with Altius Minerals Corporation ("Altius") whereby the Company and Altius will cooperate to explore geological settings favourable for different types of mineralization in the Labrador Trough. A budget of approximately $600,000 has been allocated to the 2013 campaign.

h) On July 11, 2013, IAMGOLD put an end to the agreement pursuant to which the Company conferred IAMGOLD the option of acquiring a 50% interest in the Lac Pau property.

i) On September 12, 2013, Shield Gold Inc. ("Shield Gold") ended the agreement pursuant to which the Company conferred Shield Gold the option of acquiring a 50% interest in the La Grande Nord property.

(22)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

Detail of mining properties

					Mining
					properties
					abandoned,
					written off or
					under option
		Undivided	Balance as at	Costs	and related tax	Balance as at
	# Claims	interest	March 1, 2013	incurred	credits	February 28, 2014
		%	$	$	$	$
Anatacau (note 8a)	207
Acquisition costs		0	96,346	3,024	-	99,370
Exploration costs			1,338,328	481,524	-	1,819,852
			1,434,674	484,548	-	1,919,222

Ashuanipi (note 8e)	596
Acquisition costs		50	88,949	-	-	88,949
Exploration costs			1,563,678	-	-	1,563,678
			1,652,627	-	-	1,652,627

Baie Payne (note 8b)	471
Acquisition costs		40.2	605,545	-	-	605,545
Exploration costs			534,849	-	-	534,849
			1,140,394	-	-	1,140,394

Corvet Est	599
Acquisition costs		50	111,912	13,761	(100,224)	25,449
Exploration costs			1,647,234	3,743	(1,316,645)	334,332
			1,759,146	17,504	(1,416,869)	359,781

Coulon (note 16)	498
Acquisition costs		89.8	4,949,117	43,551	(1,219,000)	3,773,668
Exploration costs			14,472,752	3,007,994	(779,279)	16,701,467
			19,421,869	3,051,545	(1,998,279)	20,475,135

Éléonore Régional	903
Acquisition costs		100	460,145	29,189	(4,862)	484,472
Exploration costs			2,118,111	574,536	(26,433)	2,666,214
			2,578,256	603,725	(31,295)	3,150,686

Lac Gayot (note 8d)	530
Acquisition costs		100	1,897,727	-	(29,536)	1,868,191
Exploration costs			672,310	-	(10,464)	661,846
			2,570,037	-	(40,000)	2,530,037

(forward)			30,557,003	4,157,322	(3,486,443)	31,227,882

(23)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

					Mining
					properties
					abandoned,
					written off or
					under option
		Undivided	Balance as at	Costs	and related tax	Balance as at
	# Claims	interest	March 1, 2013	incurred	credits	February 28, 2014
		%	$	$	$	$

	(brought forward)		30,557,003	4,157,322	(3,486,443)	31,227,882

La Grande Sud	188
Acquisition costs		100	77,580	13,104	-	90,684
Exploration costs			1,577,840	14,340	-	1,592,180
			1,655,420	27,444	-	1,682,864

Lac Pau (note 8h)	802
Acquisition costs		100	162,029	6,944	-	168,973
Exploration costs			3,339,113	1,496	-	3,340,609
			3,501,142	8,440	-	3,509,582

Nichicun	298
Acquisition costs		100	77,066	27,177	-	104,243
Exploration costs			2,265,356	56,712	-	2,322,068
			2,342,422	83,889	-	2,426,311

Poste Lemoyne Ext.	610
Acquisition costs		100	1,247,293	57,374	-	1,304,667
Exploration costs			7,051,696	560,797	-	7,612,493
			8,298,989	618,171	-	8,917,160

Trieste	525
Acquisition costs		100	130,615	12,348	-	142,963
Exploration costs			1,406,821	148,324	-	1,555,145
			1,537,436	160,672	-	1,698,108

Wabamisk	1,004
Acquisition costs		100	848,492	12,704	(54,939)	806,257
Exploration costs			4,914,182	1,813,531	(345,401)	6,382,312
			5,762,674	1,826,235	(400,340)	7,188,569

Others
Acquisition costs			2,111,485	269,955	(106,350)	2,275,090
Exploration costs			3,090,701	1,297,316	(208,989)	4,179,028
			5,202,186	1,567,271	(315,339)	6,454,118

Total
Acquisition costs			12,864,301	489,131	(1,514,911)	11,838,521
Exploration costs			45,992,971	7,960,313	(2,687,211)	51,266,073
			58,857,272	8,449,444	(4,202,122)	63,104,594

(24)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

					Mining
					properties
					abandoned,
					written off,
					under option or
		Undivided	Balance as at	Costs	sold and related	Balance as at
	# Claims	interest	March 1, 2012	incurred	tax credits	February 28, 2013
		%	$	$	$	$
Anatacau	207
Acquisition costs		0	74,206	22,140	-	96,346
Exploration costs			1,070,858	328,184	(60,714)	1,338,328
			1,145,064	350,324	(60,714)	1,434,674

Ashuanipi	596
Acquisition costs		50	88,949	-	-	88,949
Exploration costs			1,563,678	-	-	1,563,678
			1,652,627	-	-	1,652,627

Baie Payne	471
Acquisition costs		50	601,549	3,996	-	605,545
Exploration costs			147,923	645,949	(259,023)	534,849
			749,472	649,945	(259,023)	1,140,394

Corvet Est	627
Acquisition costs		50	84,953	26,959	-	111,912
Exploration costs			1,548,562	154,367	(55,695)	1,647,234
			1,633,515	181,326	(55,695)	1,759,146

Coulon	661
Acquisition costs		100	4,937,672	11,445	-	4,949,117
Exploration costs			10,339,655	4,267,952	(134,855)	14,472,752
			15,277,327	4,279,397	(134,855)	19,421,869

Éléonore Régional	902
Acquisition costs		100	365,878	97,099	(2,832)	460,145
Exploration costs			1,737,030	475,502	(94,421)	2,118,111
			2,102,908	572,601	(97,253)	2,578,256

Lac Gayot	530
Acquisition costs		100	1,919,879	-	(22,152)	1,897,727
Exploration costs			680,158	-	(7,848)	672,310
			2,600,037	-	(30,000)	2,570,037

(forward)			25,160,950	6,033,593	(637,540)	30,557,003

(25)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

					Mining
					properties
					abandoned,
					written off,
					under option or
		Undivided	Balance as at	Costs	sold and related	Balance as at
	# Claims	interest	March 1, 2012	incurred	tax credits	February 28, 2013
		%	$	$	$	$

	(brought forward)		25,160,950	6,033,593	(637,540)	30,557,003

La Grande Sud	188
Acquisition costs		100	67,248	10,332	-	77,580
Exploration costs			788,833	797,534	(8,527)	1,577,840
			856,081	807,866	(8,527)	1,655,420

Lac Pau	802
Acquisition costs		100	163,422	-	(1,393)	162,029
Exploration costs			3,356,676	10,991	(28,554)	3,339,113
			3,520,098	10,991	(29,947)	3,501,142

Nichicun	272
Acquisition costs		100	103,751	(26,685)	-	77,066
Exploration costs			1,266,957	1,027,844	(29,445)	2,265,356
			1,370,708	1,001,159	(29,445)	2,342,422

Poste Lemoyne Ext.	605
Acquisition costs		100	1,230,688	16,605	-	1,247,293
Exploration costs			6,215,067	941,557	(104,928)	7,051,696
			7,445,755	958,162	(104,928)	8,298,989

Trieste	525
Acquisition costs		100	54,651	92,272	(16,308)	130,615
Exploration costs			543,804	1,057,051	(194,034)	1,406,821
			598,455	1,149,323	(210,342)	1,537,436

Wabamisk	1,073
Acquisition costs		100	739,423	109,069	-	848,492
Exploration costs			3,100,217	1,984,626	(170,661)	4,914,182
			3,839,640	2,093,695	(170,661)	5,762,674

Others
Acquisition costs			1,846,947	494,934	(230,396)	2,111,485
Exploration costs			3,321,710	1,799,626	(2,030,635)	3,090,701
			5,168,657	2,294,560	(2,261,031)	5,202,186

Total
Acquisition costs			12,279,216	858,166	(273,081)	12,864,301
Exploration costs			35,681,128	13,491,183	(3,179,340)	45,992,971
			47,960,344	14,349,349	(3,452,421)	58,857,272

(26)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

Cost of mining properties abandoned or written off

	Year Ended February 28,
	2014	2013
	$	$

Bienville	-	30,050
Corvet Est	1,416,869	-
Coulon	1,348,000	-
Éléonore régional	31,295	16,743
FCI	68,908	32,958
Génération Grenville	-	254,870
LG4-Diamants-CONSOREM	1,708	42,915
Lac Farley	11,829	-
Murdoch	211	567,804
Pénélope	-	334,158
Reccey Sakami	6,396	41,006
Sarcelle	179,623	227,056
Tilly	-	46,647
Trieste	-	191,963
Wabamisk	400,340	-
Wahemen	26,653	14,992
Wemindji	2,152	37,978
Other	17,859	23,250

Total *	3,511,843	1,862,390

* Mining properties are abandoned or written off in whole or in part because of their low discovery potential.

9	Royalty interests in mining properties

Reconciliation of royalty interests in mining properties

	Éléonore	Eastmain	TerraX	Total
	$	$	$	$
Balance as at March 1, 2013	-	233,363	-	233,363
Acquisitions	-	-	192,400	192,400

Balance as at February 28, 2014	-	233,363	192,400	425,763

Details of royalty interests:

The Company holds a 2.2% NSR on the Éléonore gold project with the possibility of reaching 3.5% depending on the gold ounces produced. Goldcorp is the owner of the property.

On September 27, 2012, the Company acquired from CBay Minerals Inc., jointly with Franco-Nevada Corporation, a 2% NSR royalty on the initial 250,000 ounces produced from the Eastmain Property. The acquisition was made for a cash consideration of $225,000.

On May 8, 2013, TerraX Minerals Inc. ("TerraX") granted the Company the option to purchase a 2% NSR on the Northbelt Property in Yellowknife, NWT, in consideration of the issuance of 20,000 shares of the Company. This option will entitle the Company to purchase a 2% NSR on production by payment of $2,000,000 within three months following commencement of production.

(27)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

10	Property, plant and equipment

	Office	Computer	Field	Leasehold
	furniture	equipment	equipment	improvements	Total
	$	$	$	$	$
As at March 1, 2012
Cost	86,277	169,968	86,588	-	342,833
Accumulated depreciation	(48,328)	(101,380)	(25,237)	-	(174,945)
Net carrying amount	37,949	68,588	61,351	-	167,888

Year ended February 28, 2013
Additions	111,386	80,356	28,304	432,710	652,756
Depreciation	(26,185)	(41,845)	(14,621)	(9,016)	(91,667)
Closing net carrying amount	123,150	107,099	75,034	423,694	728,977

As at February 28, 2013
Cost	197,663	250,324	114,892	432,710	995,589
Write off	(48,316)	(54,188)	-	-	(102,504)
	149,347	196,136	114,892	432,710	893,085

Accumulated depreciation	(74,513)	(143,225)	(39,858)	(9,016)	(266,612)
Write off	48,316	54,188	-	-	102,504
	(26,197)	(89,037)	(39,858)	(9,016)	(164,108)
Net carrying amount	123,150	107,099	75,034	423,694	728,977

Year ended February 28, 2014
Additions	5,800	24,566	-	-	30,366
Depreciation	(17,021)	(33,038)	(15,161)	(36,060)	(101,280)
Closing net carrying amount	111,929	98,627	59,873	387,634	658,063

As at February 28, 2014
Cost	155,147	220,702	114,892	432,710	923,451
Accumulated depreciation	(43,218)	(122,075)	(55,019)	(45,076)	(265,388)
Net carrying amount	111,929	98,627	59,873	387,634	658,063

(28)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

11	Accounts payable and accrued liabilities

	As at February 28,
	2014	2013
	$	$

Advances from partners (a)	1,069,418	679,742
Trade	2,242,948	2,624,675
Premium related to flow-through shares	233,660	662,556
	3,546,026	3,966,973

(a) Advances are made regularly by the partners for exploration work that will be performed by the Company.

12	Deferred royalties

Advance payments on the royalty held by the Company on the Éléonore deposit, started on April 1, 2009 (up to May 1, 2013). These payments were made by Les Mines Opinaca, a subsidiary held 100% by Goldcorp, paid on the basis of US$100,000 per month up to 50 months, unless the mine production was preceded. In such case, the royalties will be paid according to deposit production.

To secure these advance payments, Goldcorp granted the Company a US$5 million immovable hypothec on the Éléonore property.

The Company will recognize into income these advance payments, which are currently classified as deferred royalties, once the Éléonore mine goes into production, on the basis that the production royalties will be paid out of advance payments received by the Company. The production period represents the performance period over which the earnings process will be completed.

Based on Goldcorp's public information, first gold production at Éléonore is expected in the last quarter of the 2014 calendar year with an estimated production between 40,000 and 60,000 ounces. As at February 28, 2014, total deferred royalties amounting $5,130,660 were presented in the consolidated balance sheets with an amount of $2,860,000 in current liabilities.

If the Éléonore mine is not brought to production, the Company will recognize the non-refundable advance payments into income.

13	Liability related to share exchange rights

	As at February 28,
	2014	2013
	$	$
Put option held by non-controlling shareholders to exchange their shares in Mine Coulon for a variable number of common shares of the Company corresponding to 75% of the cost of their investment, effective interest rate of 6%, maturing October 20, 2017	3,041,640	-

(29)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

14	Share capital

Authorized
          Unlimited number of common shares, voting and participating, without par value
Issued and fully paid

The share capital issued has varied as follows:

	Years ended February 28,
	2014		2013
	Number	$	Number	$

Balance - beginning of year	32,506,633	130,396,873	31,884,740	124,688,911

Stock options exercised	249,450	2,313,082	167,250	1,452,309
Issuance of shares for acquisition of mining properties	3,571	49,851	7,500	75,345
Issuance of shares for the acquisition of a royalty interest in a mining property	20,000	192,400	-	-
Issuance of shares for a cash consideration (a)	331,800	3,284,820	447,143	4,314,145
Share issue expenses	-	(175,872)	-	(133,837)

Balance - end of year	33,111,454	136,061,154	32,506,633	130,396,873

(a) Detail of the issuance of flow-through shares:

On March 20, 2013, the Company closed a private placement of 331,800 flow-through common shares at a price of $18.10 per share for gross proceeds of $6,005,580. A premium of $2,557,514, net of issue expenses, was accounted for as a premium related to flow-through shares in accounts payable and accrued liabilities. Issue expenses of $385,844 related to this placement were incurred.

15	Stock options

The Company has established a stock option plan under which certain key employees, officers, directors and suppliers may be granted stock options of the Company. The number of stock options cannot exceed, at any time, 10% of the number of outstanding shares. Options vest immediately and are exercisable over a maximum period of ten years following the grant date. The stock options price is always higher than the last closing price on the day of grant at the Toronto Stock Exchange.

At the next shareholders' meeting, the Company's shareholders will be asked to approve and authorize all unallocated options issuable under the plan for three years.

The following table presents the stock option activity since March 1, 2012 and summarizes information about stock options outstanding and exercisable as at February 28, 2014:

	Years ended February 28,
	2014		2013
		Weighted		Weighted
		average		average
	Number	exercise price	Number exercise price
		$		$

Outstanding and exercisable - beginning of year	2,193,750	6.55	1,997,000	5.94
Granted	-	-	383,000	9.40
Exercised	(249,450)	5.99	(167,250)	5.43
Cancelled	(2,500)	9.18	(19,000)	9.09

Outstanding and exercisable - end of year	1,941,800	6.62	2,193,750	6.55

(30)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

For the year ended February 28, 2014, the weighted average share price on the date of exercise of stock options was $11.18 ($9.78 for the year ended February 28, 2013).

The following table summarizes information about stock options outstanding and exercisable as at February 28, 2014:

Options outstanding and exercisable
			Weighted
		Weighted average	average
Range of exercise		remaining contractual	exercise
prices	Number	life	price
		(years)	$

$3.21 to $4.44	592,300	2.77	4.05
$5.22 to $7.68	740,750	4.97	6.49
$9.00 to $9.87	608,750	8.18	9.28

The fair value of stock options granted has been estimated using the Black & Scholes model with the following assumptions:

Year Ended
February 28,
2013

Risk-free interest rate	1.38%
Expected volatility	44%
Dividend yield	Nil
Weighted average expected life	69 months
Weighted average fair value of options granted	$3.98
Weighted average fair value of share price at the date of the grant	$9.39

16	Non-controlling interest

On January 31, 2014, the Company entered into an agreement with three institutional funds including SODEMEX Developpement, the Fonds de solidarité des travailleurs du Québec and SIDEX Limited Partnership to finance a $28,000,000 accelerated exploration program on the Coulon project located in James Bay, Québec. The Company first transferred all interests it held in the Coulon project in favour of a newly constitued subsidiary called Mines Coulon Inc. In return, the Company received common shares of Mines Coulon for a value of $42,000,000. The Company and the institutional shareholders then agreed to subscribe, over a four-year period, to $28,000,000 in common shares of Mines Coulon. Subscriptions will be completed by annual instalments of $7,000,000.

The institutional shareholders were granted a right to exchange 75% of their respective investment in Mines Coulon for a variable number of common shares of the Company, at their option anytime or automatically, in the case of one of the events described hereafter occur, but no later than October 20, 2017:

•	Sale of the Éléonore royalty;
•	Change of control of the Company;
•	Failure by the Company to subscribe in Mines Coulon; or
•	Sale of Mines Coulon.

This put option has been presented as a liability related to exchange rights (note 13).

(31)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

In addition, in the case that the Company disposes of its Éléonore royalty before January 31, 2016, non-controlling shareholders of Mines Coulon will have the right to receive a cash payment based on their share of participation in the available liquidity of Mines Coulon, without exceeding 15% of their investment costs. Available liquidity is defined as cash and cash equivalents plus tax credits receivable less accounts payable and financial commitments.

This instrument has been classified as an equity instrument at a nil amount as management determined that the contingent cash outflow is within the control of the Company.

As at February 28, 2014, the non-controlling shareholders invested $5,000,000 in cash in Mines Coulon and as a result, the Company owns 89.8% of its subsidiary.

The following is the summary of financial information of Mines Coulon before inter company eliminations:

As at February 28,
2014
$
Financial positions:
Current assets	7,206,243
Non-current assets	43,004,423
Current liabilities	2,083,824

Year Ended
February 28, 2014
$
Operating results:
Comprehensive loss	(23,058)

Cash flows:
Operating activities	(242,372)
Financing activities	6,900,000
Investing activities	(583,565)

17	Related party transactions

The related parties of the Company include companies owned by the key management personnel. The key management personnel includes the directors, the president, the vice-president exploration and the CFO. The short-term employee benefits include salaries for the key management personnel and fees for directors. The share-based payments are grants of stock options of the Company.

The Company entered into the following transactions with the key management personnel :

	Years Ended February 28,
	2014	2013
	$	$
Short-term employee benefits	841,498	847,278
Share-based payments	-	397,481

Total compensation of the key management personnel	841,498	1,244,759

The Company entered into transactions with companies owned by a director. For the year ended February 28, 2014, these transactions amounted to $48,703 ($116,531 for the year ended February 28, 2013) and are presented under caption General administrative expenses in the consolidated statements of loss.

These transactions were concluded under normal terms and conditions.

(32)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

18	General administrative expenses

	Years Ended February 28,
	2014	2013
	$	$
Office rental	164,190	216,555
Administrative and professional services	(25,229)	(23,085)
Advertising and exhibitions	103,816	113,327
Travel expenses	95,999	93,766
Donations and sponsorships	41,355	136,624
Training and tuition	52,057	48,326
Insurance	46,091	46,442
Interest on notices of assessment (note 19a)	-	43,537
Office expenses and other	246,409	255,440
	724,688	930,932

19	General exploration costs

	Years ended February 28,
	2014	2013
	$	$

Salaries and fees	616,141	456,087
Transport	202,676	169,931
Field expenditures	169,797	148,653
Other (a)	11,521	239,783
	1,000,135	1,014,454

(a) In the year ended February 28, 2013, the Company received notices of assessment for the years 2008 to 2011. A total of $218,259 of the refundable tax credit for resources for those years were refused by Revenu Québec. The Company filed a notice of objection.

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Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

20	Cash flows

a) Changes in items of working capital

	Years ended February 28,
	2014	2013
	$	$
Tax credits for mining exploration and commodity taxes receivable	253,185	(261,307)
Other amounts receivable	94,515	317,155
Prepaid expenses	(190,020)	15,485
Accounts payable and accrued liabilities	375,836	(2,964,099)
	533,516	(2,892,766)

b) Items not affecting cash

	Years ended February 28,
	2014	2013
	$	$
Related to financing activities:

Share issue expenses included in accounts payable and accrued liabilities	-	5,441

Related to investing activities:

Acquisition of mining properties and exploration costs included in accounts payable and accrued liabilities	1,629,852	1,962,364
Non-refundable tax credit applied against mining properties	122,683	-
Acquisition of property, plant and equipment included in accounts payable and accrued liabilities	-	29,934

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Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

21	Deferred tax

The major components of income tax provision are as follows:

	Years ended February 28,
	2014	2013
	$	$

Current income tax adjustment in respect of prior years expense	122,683	-

Deferred income tax recovery	3,003,105	2,439,671
Deferred tax recovery	3,125,788	2,439,671

The reconciliation of income taxes, calculated using the combined federal and Quebec provincial statutory tax rates, to income taxes presented in the consolidated financial statements is detailed as follows:

	Years ended February 28,
	2014	2013
	$	$

Loss before income taxes	(5,697,062)	(5,342,488)

Combined federal and provincial income tax rate of 26.9%	1,533,000	1,437,000
Non-deductible stock-based compensation	-	(410,000)
Share issue expenses not affecting earnings	88,000	69,000
Non-taxable items	88,000	67,000
Adjustment in respect of prior years	122,683	-
Change in unrecognized deferred tax assets	248,000	(12,000)
Tax impact on flow-through shares	1,090,000	1,271,000
Other	(43,895)	17,671
Deferred tax recovery	3,125,788	2,439,671

(35)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets

	Deferred	Share issue	Capital	Non-capital
	royalties	expenses	losses	losses	Other	Total
	$	$	$	$	$	$
As at March 1, 2012	976,384	306,382	188,135	92,323	86,117	1,649,341
Credited/(charged) to the statement of loss	321,622	(61,279)	52	183,674	(11,453)	432,616
Credited to share capital	-	49,250	-	-	-	49,250
Credited to accounts payable and accrued liabilities	-	5,467	-	-	-	5,467
Credited to other comprehensive loss	-	-	12,092	-	-	12,092
As at February 28, 2013	1,298,006	299,820 -	200,279	275,997	74,664	2,148,766
Credited/(charged) to the statement of loss	82,142	(86,032)	287,919	5,660,207	(1,524)	5,942,712
Credited to share capital	-	63,064	-	-	-	63,064
Credited to accounts payable and accrued liabilities	-	(2,323)	-	-	-	(2,323)
As at February 28, 2014	1,380,148	274,529	488,198	5,936,204	73,140	8,152,219

Deferred tax liabilities

	Mining	Short-term
	properties	investments	Total
	$	$	$
As at March 1, 2012	(2,601,271)	(188,135)	(2,789,406)
Charged to the statement of loss	(2,068,456)	(12,144)	(2,080,600)
As at February 28, 2013	(4,669,727)	(200,279)	(4,870,006)
Charged to the statement of loss	(5,920,355)	(27,480)	(5,947,835)
Charged to other comprehensive loss	-	(260,439)	(260,439)
As at February 28, 2014	(10,590,082)	(488,198)	(11,078,280)

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Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

	As at February 28,
	2014	2013
	$	$
Presented in the consolidated balance sheet as follows:
Deferred tax assets	2,311,534	1,298,006
Deferred tax liabilities	(5,237,595)	(4,019,246)

Unrecognized deferred tax assets
Share issue expenses	40,350	-
Capital losses	338,753	626,671

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income.

As at February 28, 2014, the Company has non-capital losses of $22,121,000 ($1,026,000 as at February 28, 2013) available to reduce Canadian taxable income in future years and expiring at the latest in 2034.

The analysis of deferred tax assets and liabilities is as follows:

	As at February 28,
	2014	2013
	$	$
Deferred tax assets:
Deferred tax assets to be realized within 12 months	769,340	-
Deferred tax assets to be realized after more than 12 months	1,542,194	1,298,006

	2,311,534	1,298,006
Deferred tax liabilities:
Deferred tax liabilities to be realized after more than 12 months	(5,237,595)	(4,019,246)
Deferred tax liabilities net	(2,926,061)	(2,721,240)

As at February 28, 2014, the non-refundable federal tax credits and non-refundable provincial tax credits for resources were as follows:

Expiry Date	Federal	Expiry Date	Provincial
	$		$
2027	234,114	2017	249,391
2028	625,925	2018	545,564
2029	533,078
2030	220,782
2031	143,022
2032	157,259
2033	243,081
2034	102,338

These credits can be used up to the amount of income taxes payable for those years. These credits are not recognized because the Company considered that is not more likely than not that the credits will be realized.

(37)

Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

22	Earnings per share

For the years ended February 28, 2014 and 2013, there was no difference between the basic and diluted loss per share since the stock options were anti-dilutive. Accordingly, the diluted loss per share for these years was calculated using the basic weighted average number of shares outstanding.

	Years ended February 28,
	2014	2013

Basic weighted average number of shares outstanding	32,921,160	32,169,347
Stock options	788,162	728,805

Diluted weighted average number of shares outstanding	33,709,322	32,898,152

Items excluded from the calculation of diluted loss per share because the exercise price was greater than the average quoted value of the common shares Stock options	-	175,750

23	Capital management

The Company considers the items included in shareholders' equity as capital components.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mining properties. Given that the Company is in the mineral exploration business, the Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

In management's opinion, the working capital as at February 28, 2014 will cover current expenditures and exploration fees in the coming year.

The mining properties in which the Company currently has an interest are in the exploration stage. Since the Company has enough cash, it is not dependent on external financing to fund its activities. Furthermore, the Company can rely on its partnership agreements, credit on duties refundable for loss, refundable tax credit for resources and its return on short-term investments as sources of capital.

The transactions which had an effect on shareholders' equity are presented in the consolidated statements of changes in shareholders' equity.

The Company is not subject to externally imposed capital requirements or other external requirements.

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Virginia Mines Inc.
Notes to Consolidated Financial Statements
For the years ended February 28, 2014 and 2013

(expressed in Canadian dollars)

24	Commitments

The Company is also committed to incurring exploration expenses of $8,005,585 by December 31, 2014 and transferring these expenditures to the subscribers of its flow-through share underwriting completed on January 16, 2013 and March 20, 2013. As at February 28, 2014, the Company spent $7,467,139 according to this commitment.

The Company has signed various exploration cost contracts and is committed to paying approximately $125,000 in the next 12 months under those contracts.

In November 2012, the Company signed a seven-year rental lease for its administrative office. The rental lease cost is $154,698 per year with an annual increase of 2.5% . The lease includes an option to renew for a five-year period.

25	Subsequent events

On March 6, 2014, the Company concluded a new acquisition agreement with Arianne on the Opinaca and Black Dog properties in James Bay, province of Quebec. As per the agreement, the Company acquires a 100% interest in both properties in consideration of the issuance to Arianne of 15,000 common shares of the Company. Ressources Vantex Ltée owns a 1.5% NSR on the Black Dog property.

On March 7, 2014, the Company closed a private placement of 353,334 flow-through common shares at a price of $24.00 per share for gross proceeds of $8,480,016. A premium of $3,417,659, net of issue expenses, will be accounted for in the Company as premium related to flow-through shares in accounts payable and accrued liabilities. Related issue expenses of approximately $570,000 will be incurred.

On April 7, 2014, the Company entered into an agreement with Alto Ventures Ltd. ("Alto") pursuant to which the Company acquires Alto's underlying 0.5% net smelter return royalty (NSR) in the Windfall and Alcane properties located in northern Quebec, covering most of the Windfall Lake gold project in consideration of the issuance to Alto of 57,692 shares of the Company. In connection with the agreement, the Company will purchase, through a non-brokered placement, 1,666,666 common shares of Alto at a price of $0.15 per share for gross proceeds of $250,000.

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